                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                    SCHEDULE 13D/A
                                         UNDER
                          THE SECURITIES EXCHANGE ACT OF 1934

                                  (Amendment No. 2)*

                                McLEODUSA INCORPORATED
                                   (Name of Issuer)

                                 CLASS A COMMON STOCK
                            (Title of class of securities)

                                      582266 10 2
                                    (CUSIP Number)

                                   Margaret L. Keon
                                  c/o Keon Associates
                              16 Miller Avenue, Suite 203
                             Mill Valley, California 94941
                                     415-381-5366
                    (Name, Address, and Telephone Number of person
                   authorized to receive notices and communications)

                                   November 18, 1998
                (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b)(3) or
        (4), check the following box:   [__].

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

          CUSIP No.   582266 10 2          13D/A                         Page 2


        1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

             Margaret L. Keon

        2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                     (b)   [_]

        3.   SEC Use Only

        4.   Source of Funds:    00

        5.   Check box if disclosure of legal proceedings is required pursuant
             to Item 2(d) or 2(e):                                         [_]

        6.   Citizenship or Place of Organization:
                  United States of America

             Number of Shares Beneficially Owned By Each Reporting Person
             With:

        7.   Sole Voting Power:            508,061   See Item 5.

        8.   Shared Voting Power:                0   See Item 5.

        9.   Sole Dispositive Power:       508,061   See Item 5.

        10.  Shared Dispositive Power:           0   See Item 5.

        11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                           508,061   See Item 5.

        12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                           [_]

        13.  Percent of Class represented by amount in Row (11):
                                           0.8%      See Item 5.

        14.  Type of Reporting Person:     IN

     CUSIP No.   582266 10 2          13D/A                         Page 3


        1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

             Pamela K. Vitale

        2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                     (b)   [_]

        3.   SEC Use Only

        4.   Source of Funds:    00

        5.   Check box if disclosure of legal proceedings is required pursuant
             to Item 2(d) or 2(e):                                         [_]

        6.   Citizenship or Place of Organization:
                  United States of America

             Number of Shares Beneficially Owned By Each Reporting Person
             With:

        7.   Sole Voting Power:            100,828   See Item 5.

        8.   Shared Voting Power:           32,114   See Item 5.

        9.   Sole Dispositive Power:       100,828   See Item 5.

        10.  Shared Dispositive Power:      32,114   See Item 5.

        11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                           132,942   See Item 5.

        12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                           [_]

        13.  Percent of Class represented by amount in Row (11):
                                           0.2%      See Item 5.

        14.  Type of Reporting Person:     IN

          CUSIP No.   582266 10 2          13D/A                         Page 4


        1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

             Joseph J. Keon, III

        2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                     (b)   [_]

        3.   SEC Use Only

        4.   Source of Funds:    00

        5.   Check box if disclosure of legal proceedings is required pursuant
             to Item 2(d) or 2(e):                                         [_]

        6.   Citizenship or Place of Organization:
                  United States of America

             Number of Shares Beneficially Owned By Each Reporting Person
             With:

        7.   Sole Voting Power:             69,769   See Item 5.

        8.   Shared Voting Power:           32,114   See Item 5.

        9.   Sole Dispositive Power:        69,769   See Item 5.

        10.  Shared Dispositive Power:      32,114   See Item 5.

        11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                           101,883   See Item 5.

        12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                           [_]

        13.  Percent of Class represented by amount in Row (11):
                                           0.2%      See Item 5.

        14.  Type of Reporting Person:     IN

          CUSIP No.   582266 10 2          13D/A                         Page 5


        1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

             Liese A. Keon

        2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                     (b)   [_]

        3.   SEC Use Only

        4.   Source of Funds:    00

        5.   Check box if disclosure of legal proceedings is required pursuant
             to Item 2(d) or 2(e):                                         [_]

        6.   Citizenship or Place of Organization:
                  United States of America

             Number of Shares Beneficially Owned By Each Reporting Person
             With:

        7.   Sole Voting Power:            200,827   See Item 5.

        8.   Shared Voting Power:                0   See Item 5.

        9.   Sole Dispositive Power:       200,827   See Item 5.

        10.  Shared Dispositive Power:           0   See Item 5.

        11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                           200,827   See Item 5.

        12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                           [_]

        13.  Percent of Class represented by amount in Row (11):
                                           0.3%      See Item 5.

        14.  Type of Reporting Person:     IN

          CUSIP No.   582266 10 2          13D/A                         Page 6


        1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

             Susan T. DeWyngaert

        2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                     (b)   [_]

        3.   SEC Use Only

        4.   Source of Funds:    00

        5.   Check box if disclosure of legal proceedings is required pursuant
             to Item 2(d) or 2(e):                                         [_]

        6.   Citizenship or Place of Organization:
                  United States of America

             Number of Shares Beneficially Owned By Each Reporting Person
             With:

        7.   Sole Voting Power:            100,827   See Item 5.

        8.   Shared Voting Power:                0   See Item 5.

        9.   Sole Dispositive Power:       100,827   See Item 5.

        10.  Shared Dispositive Power:           0   See Item 5.

        11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                           100,827   See Item 5.

        12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                           [_]

        13.  Percent of Class represented by amount in Row (11):
                                           0.2%      See Item 5.

        14.  Type of Reporting Person:     IN

          CUSIP No.   582266 10 2          13D/A                         Page 7


        1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

             Margaret Lynley Keon

        2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                     (b)   [_]

        3.   SEC Use Only

        4.   Source of Funds:    00

        5.   Check box if disclosure of legal proceedings is required pursuant
             to Item 2(d) or 2(e):                                         [_]

        6.   Citizenship or Place of Organization:
                  United States of America

             Number of Shares Beneficially Owned By Each Reporting Person
             With:

        7.   Sole Voting Power:            100,827   See Item 5.

        8.   Shared Voting Power:                0   See Item 5.

        9.   Sole Dispositive Power:       100,827   See Item 5.

        10.  Shared Dispositive Power:           0   See Item 5.

        11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                           100,827   See Item 5.

        12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                           [_]

        13.  Percent of Class represented by amount in Row (11):
                                           0.2%      See Item 5.

        14.  Type of Reporting Person:     IN

          CUSIP No.   582266 10 2          13D/A                         Page 8


        Item 1.   Security and Issuer.

                  This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

                  This statement also relates to options granted to Richard A. Lumpkin and Steven L. Grissom to purchase Common Stock (see Item 3).

        Item 2.   Identity and Background.

                  This statement is being filed by Margaret L. Keon, as trustee or settlor, Pamela K. Vitale, individually and as trustee, Joseph J. Keon, III, as trustee, Liese A. Keon, individually and as trustee, Susan T. DeWyngaert individually and as trustee, and Margaret Lynley Keon, individually and as trustee, of the respective trusts listed opposite such person's name in Item 5 below (each, a "Reporting Person").

                  The name, residence or business address and present principal occupation or employment of each of the Former CCI Shareholders (as defined in Item 5 below), including the Reporting Persons, are set forth in Schedule A hereto. Similar information for each person who is a director or executive officer of The Lumpkin Foundation (the "Foundation") is also included in Schedule A. Each of the Former CCI Shareholders (including the Reporting Persons) is a citizen of the United States of America, except the Foundation, which is a not-for-profit corporation organized under the laws of Illinois. None of the Reporting Persons has and, to the knowledge of the Reporting Persons, none of the other Former CCI Shareholders nor any of the Foundation's directors or executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Item 3.   Source and Amount of Funds or Other Consideration.

                  Except as indicated below, trusts of which one or more of the respective Reporting Persons are trustees as indicated in Item 5 below (the "Trusts") acquired the shares of Common Stock set forth opposite each Reporting Person's name in Item 5 below in exchange for shares of common stock, Series A cumulative preferred shares and/or Series B cumulative preferred shares of Consolidated Communications Inc., an Illinois corporation ("CCI"), on September 24, 1997 pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Co. (the "Merger Agreement"). A copy of the Merger Agreement was filed as
        Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 26, 1997.

        CUSIP No.   582266 10 2          13D/A                          Page 9


                  On September 24, 1997, Steven L. Grissom was granted a four year employee stock option by the Company to purchase 25,000 shares of Common Stock, at a price of $24.50 per share. This option vests in four equal installments; the option with respect to the first 6,250 shares vested on September 24, 1998.

                  On December 3, 1997, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 40,000 shares of Common Stock at a price of $35.25 per share. This option vests in four equal installments; the option with respect to the first 10,000 shares vested on September 25, 1998.

                  On December 22, 1997, Richard A. Lumpkin was granted an employee stock option by the Company to purchase 5,000 shares of Common Stock at a price of $34.50 per share. This option vests in four equal installments; the option with respect to the first 1,250 shares will vest on December 22, 1998.

                  On December 22, 1997, Steven L. Grissom was granted an employee stock option by the Company to purchase 5,000 shares of Common Stock at a price of $24.25 per share. This option vests in four equal installments; the option with respect to the first 1,250 shares will vest on October 12, 1999.

                  Pursuant to the terms of the Richard A. Lumpkin 1993 Grantor Retained Annuity Trust of which Benjamin I. Lumpkin and Elizabeth A. Lumpkin were trustees, the Trust terminated on December 31, 1997, and one-half of the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed to each of the Benjamin I. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, and the Elizabeth A. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, of which Benjamin I. Lumpkin and Elizabeth L. Celio are trustees.

                  Pursuant to the terms of the Margaret L. Keon 1993 Grantor Retained Annuity Trust of which Pamela K. Vitale and Joseph J. Keon, III were trustees, the Trust terminated on December 31, 1997, and the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed to the beneficiaries or to Holdback Trusts for their benefit, as indicated in Item 5, below.

                  Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989 (the "Gallo Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Gallo Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Gallo Trust.

                  Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve Grandchildren's Trusts created under the Richard Adamson Lumpkin Trust Agreement dated September 5, 1980 (the "Grandchildren's Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Grandchildren's Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Grandchildren's Trust. The Grandchildren's Trusts continue to hold an aggregate of 377,698 shares of Common Stock.

          CUSIP No.   582266 10 2          13D/A                         Page 10


                  On July 23, 1998, 311,127 shares of Common Stock were distributed, from the trust created under the Trust Agreement dated May 13, 1978 f/b/o Richard Anthony Lumpkin, to Gail Gawthrop Lumpkin, a beneficiary of that Trust.

                  On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that trust.

                  On October 27, 1998, an aggregate of 1,820,000 shares of Common Stock were distributed by the Gallo Trusts to individual beneficiaries of the respective Trust. Concurrently, also on October 27, 1998, each of such beneficiaries contributed the shares received to one or more newly created charitable remainder unitrusts of which that person is sole trustee, as described under Item 5(c). The Gallo Trusts continue to hold an aggregate of 1,719,512 shares.

                  On November 13, 1998, Robert J. Currey resigned as a trustee under the six 1990 Personal Income Trusts established by Margaret L. Keon, the two 1990 Personal Income Trusts established by Richard Anthony Lumpkin and the four 1990 Personal Income Trusts established by Mary Lee Sparks, each dated April 20, 1990, and Steven L. Grissom became a trustee of those trusts.

        Item 4.   Purpose of Transaction.

                  The Trusts and Reporting Persons acquired the Common Stock for investment purposes. After the issuance of the Common Stock pursuant to the Merger Agreement, Richard A. Lumpkin and Robert J. Currey, who were previously directors and executive officers of CCI, were elected directors and executive officers of the Company. Sub-ject to the restrictions on disposition of Common Stock which is subject to the provisions of the Stockholders' Agreements described below, any or all of the shares of Common Stock beneficially owned by each Reporting Person may be sold or otherwise disposed of from time to time. None of the Reporting Persons has any other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below for a description of the Stockholders' Agreements.

        Item 5.   Interest in Securities of Issuer.

                  (a) As trustee or settlor of the respective Trusts set forth opposite such Reporting Person's name below, Margaret L. Keon beneficially owns an aggregate of 508,061 shares of Common Stock, which represents approximately 0.8 percent of the 63,265,321 shares of

          CUSIP No.   582266 10 2          13D/A                         Page 11


        Common Stock reported by the Company as outstanding on October 30, 1998. Individually and as trustee of the respective Trusts indicated opposite such Reporting Person's name below, Pamela K. Vitale beneficially owns an aggregate of 132,942 shares of Common Stock, which represents approximately 0.2 percent of the shares of Common Stock outstanding on October 30, 1998. As trustee of the respective Trusts indicated opposite such Reporting Person's name below, Joseph
        J. Keon, III beneficially owns an aggregate of 101,883 shares of Common Stock, which represents approximately 0.2 percent of the shares of Common Stock outstanding on October 30, 1998. Individually and as trustee of the respective Trusts indicated opposite such Reporting Person's name below, Liese A. Keon beneficially owns an aggregate of 200,827 shares of Common Stock, which represents approximately 0.3 percent of the shares of Common Stock outstanding on October 30, 1998. Individually and as trustee of the respective Trusts indicated opposite such Reporting Person's name below, Susan T. DeWyngaert beneficially owns an aggregate of 100,827 shares of Common Stock, which represents approximately 0.2 percent of the shares of Common Stock outstanding on October 30, 1998. Individually and as trustee of the respective Trusts indicated opposite such Reporting Person's name below, Margaret Lynley Keon beneficially owns an aggregate of 100,827 shares of Common Stock, which represents approximately 0.2 percent of the shares of Common Stock outstanding on October 30, 1998.

                  The former shareholders of CCI who acquired shares of Common
        Stock pursuant to the Merger Agreement or who, as described below, received distributions of shares of Common Stock prior to October 25,
        1998 (collectively, the "Former CCI Shareholders"), MHC Investment
        Company, successor by merger to MWR Investments Inc., ("MHC"), Midwest
        Capital Group, Inc., IES Investments Inc. ("IES"), Clark E. McLeod and
        Mary E. McLeod, (collectively, the "1997 Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to
        Stockholders' Agreement dated as of September 19, 1997 (the "1997
        Stockholders' Agreement") and, accordingly, comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Collectively,
        insofar as is known to the Reporting Persons, the 1997 Principal
        Stockholders beneficially own a total of 35,885,883 shares of Common
        Stock, which represents 56.7 percent of such shares of Common Stock outstanding on October 30, 1998.  In addition, the Company, IES
        Investments Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin,
        Gail G. Lumpkin and certain former CCI shareholders and certain per-
        mitted transferees of former CCI shareholders listed on Schedule I to
          CUSIP No.   582266 10 2          13D/A                         Page 12


        the agreement incorporated by reference as Exhibit 2 to this statement (collectively, the "1998 Principal Stockholders") are parties to a Stockholders' Agreement, dated as of November 18, 1998 (the "1998 Stockholders' Agreement" and, together with the 1997 Stockholders' Agreement, the "Stockholders' Agreements").

                  The following table sets forth information regarding the shares of Common Stock beneficially owned by the 1997 Principal Stockholders (including the Reporting Persons). Separately set forth below are shares beneficially owned by the Reporting Persons and others, which shares are not subject to the terms of the Stockholders' Agreements. Except as indicated, beneficial ownership by the Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table. The information shown in the table with respect to each 1997 Principal Stockholder who is not a Former CCI Shareholder (the "Other 1997 Principal Stockholders") is based on the most recent Schedule 13D or Amendment thereto filed by such person that has come to the attention of the Reporting Persons. Reference is made to such filings for further information as to such Other 1997 Principal Stockholders.

             Reporting Person                                            Voting and       Number of       Percent of
             and Other Former                                           Dispositive       Shares of       Outstanding
             CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

            Gail Gawthrop Lumpkin   N/A                                      Sole           311,127            0.5

            Mary Lee Sparks and     Trust Agreement dated May 13,           Shared          332,209            0.5
            Steven L. Grissom          1978 f/b/o Mary Lee Sparks

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Joseph John Keon
            and investments)           III

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Katherine
            and investments)           Stoddert Keon

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Lisa Anne Keon
            and investments)

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Margaret Lynley
            and investments)           Keon

          CUSIP No.   582266 10 2          13D/A                         Page 13


             Reporting Person                                            Voting and       Number of       Percent of
              and Other Former                                           Dispositive       Shares of       Outstanding
              CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock


            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Pamela Keon
            and investments)           Vitale

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Susan Tamara Keon
            and investments)

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Benjamin Iverson
            and investments)           Lumpkin

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Elizabeth
            and investments)           Arabella Lumpkin

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Anne Romayne
            and investments)           Sparks

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Barbara Lee
            and investments)           Sparks

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o Christina Louise
            and investments)           Sparks

            Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
            Richard A. Lumpkin         Grandchildren's Trust dated
            (power to direct vote      9/5/80 f/b/o John Woodruff
            and investments)           Sparks

            Bank One, Texas NA;     Trust named for Joseph John Keon        Shared          171,291            0.3
            Richard A. Lumpkin         III created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

            Bank One, Texas NA;     Trust named for Katherine               Shared          171,291            0.3
            Richard A. Lumpkin         Stoddert Keon created under
            (power to direct vote      the Mary Green Lumpkin Gallo
            and investments)           Trust Agreement dated
                                       December 29, 1989

          CUSIP No.   582266 10 2          13D/A                         Page 14


             Reporting Person                                            Voting and       Number of       Percent of
              and Other Former                                           Dispositive       Shares of       Outstanding
              CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

            Bank One, Texas NA;     Trust named for Lisa Anne Keon          Shared           56,291            0.1
            Richard A. Lumpkin         created under the Mary Green
            (power to direct vote      Lumpkin Gallo Trust Agreement
            and investments)           dated December 29, 1989

            Bank One, Texas NA;     Trust named for Margaret Lynley         Shared          156,291            0.2
            Richard A. Lumpkin         Keon created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

            Bank One, Texas NA;     Trust named for Pamela Keon             Shared          156,291            0.2
            Richard A. Lumpkin         Vitale created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

            Bank One, Texas NA;     Trust named for Susan Tamara Keon       Shared          156,291            0.2
            Richard A. Lumpkin         created under the Mary Green
            (power to direct vote      Lumpkin Gallo Trust Agreement
            and investments)           dated December 29, 1989

            Bank One, Texas NA;     Trust named for Benjamin Iverson        Shared          310,965            0.5
            Richard A. Lumpkin         Lumpkin created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

            Bank One, Texas NA;     Trust named for Elizabeth               Shared          310,965            0.5
            Richard A. Lumpkin         Arabella Lumpkin created under
            (power to direct vote      the Mary Green Lumpkin Gallo
            and investments)           Trust Agreement dated
                                       December 29, 1989

            Bank One, Texas NA;     Trust named for Anne Romayne            Shared          94,959             0.2
            Richard A. Lumpkin         Sparks created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

            Bank One, Texas NA;     Trust named for Barbara Lee             Shared          44,959             0.1
            Richard A. Lumpkin         Sparks created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

            Bank One, Texas NA;     Trust named for Christina Louise        Shared          44,959             0.1
            Richard A. Lumpkin         Sparks created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

            Bank One, Texas NA;     Trust named for John Woodruff           Shared          44,959             0.1
            Richard A. Lumpkin         Sparks created under the Mary
            (power to direct vote      Green Lumpkin Gallo Trust
            and investments)           Agreement dated December 29,
                                       1989

         CUSIP No.   582266 10 2          13D/A                         Page 15


              Reporting Person                                            Voting and       Number of       Percent of
              and Other Former                                           Dispositive       Shares of       Outstanding
              CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock


            Benjamin I. Lumpkin     Benjamin I. Lumpkin Holdback            Shared          48,328             0.1
            and Elizabeth L.        Trust under the Richard Anthony
            Celio                   Lumpkin 1993 Grantor Retained
                                    Annuity Trust

            Benjamin I. Lumpkin     Elizabeth A. Lumpkin Holdback           Shared          48,328             0.1
            and Elizabeth L.        Trust under the Richard Anthony
            Celio                   Lumpkin 1993 Grantor Retained
                                    Annuity Trust

            Mary Lee Sparks         N/A                                      Sole           196,678            0.3
            Anne R. Whitten         N/A                                      Sole           22,359             0.0

            Barbara L. Federico     N/A                                      Sole           22,360             0.0

            Christina L. Duncan     N/A                                      Sole           22,359             0.0

            John W. Sparks          N/A                                      Sole           22,360             0.0

            Margaret L. Keon        Margaret Lumpkin Keon Trust dated        Sole           508,061            0.8
            (settlor and trustee)      May 13, 1978

            Pamela K. Vitale and    Joseph J. Keon, III Holdback            Shared          16,057             0.0
            Joseph J. Keon III      Trust under Margaret L. Keon 1993
                                    Grantor Retained Annuity Trust

            Pamela K. Vitale and    Katherine S. Keon Holdback Trust        Shared          16,057             0.0

            Joseph J. Keon III      under Margaret L. Keon 1993
                                    Grantor Retained Annuity Trust

            Pamela K. Vitale        N/A                                      Sole           16,058             0.0

            Liese A. Keon           N/A                                      Sole           16,058             0.0

            Susan T. DeWyngaert     N/A                                      Sole           16,058             0.0

            Margaret Lynley Keon    N/A                                      Sole           16,058             0.0

            Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
            David R. Hodgman           Income Trust for the Benefit
                                       of Joseph John Keon III dated
                                       April 20, 1990

            Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1

            David R. Hodgman           Income Trust for the Benefit
                                       of Katherine Stoddert Keon
                                       dated April 20, 1990

            Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
            David R. Hodgman           Income Trust for the Benefit
                                       of Lisa Anne Keon dated
                                       April 20, 1990

          CUSIP No.   582266 10 2          13D/A                         Page 16


              Reporting Person                                            Voting and       Number of       Percent of
              and Other Former                                           Dispositive       Shares of       Outstanding
              CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock


            Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
            David R. Hodgman           Income Trust for the Benefit
                                       of Margaret Lynley Keon dated
                                       April 20, 1990

            Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
            David R. Hodgman           Income Trust for the Benefit
                                       of Pamela Keon Vitale dated
                                       April 20, 1990

            Steven L. Grissom and   Margaret L. Keon 1990 Personal          Shared          77,337             0.1
            David R. Hodgman           Income Trust for the Benefit
                                       of Susan Tamara Keon
                                       DeWyngaert dated April 20,
                                       1990

            Steven L. Grissom and   Richard Anthony Lumpkin 1990            Shared          734,701            1.2
            David R. Hodgman           Personal Income Trust for the
                                       Benefit of Benjamin Iverson
                                       Lumpkin dated April 20, 1990

            Steven L. Grissom and   Richard Anthony Lumpkin 1990            Shared          734,701            1.2
            David R. Hodgman           Personal Income Trust for the
                                       Benefit of Elizabeth Arabella
                                       Lumpkin dated April 20, 1990

            Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
            David R. Hodgman           Income Trust for the Benefit
                                       of Anne Romayne Sparks dated
                                       April 20, 1990

            Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
            David R. Hodgman           Income Trust for the Benefit
                                       of Barbara Lee Sparks dated
                                       April 20, 1990

           Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
            David R. Hodgman           Income Trust for the Benefit
                                       of Christina Louise Sparks
                                       dated April 20, 1990

            Steven L. Grissom and   Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
            David R. Hodgman           Income Trust for the Benefit
                                       of John Woodruff Sparks dated
                                       April 20, 1990


            Bank One, Texas NA;     Richard Anthony Lumpkin Trust           Shared           1,822             0.0
            Richard A. Lumpkin         under the Trust Agreement
            (power to direct vote      dated February 6, 1970
            and investments)

            Bank One, Texas NA;     Margaret Anne Keon Trust under          Shared          60,619             0.1
            Richard A. Lumpkin         the Trust Agreement dated
            (power to direct vote      February 6, 1970
            and investments)

          CUSIP No.   582266 10 2          13D/A                         Page 17


              Reporting Person                                            Voting and       Number of       Percent of
              and Other Former                                           Dispositive       Shares of       Outstanding
              CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock


            Bank One, Texas NA;     Mary Lee Sparks Trust under the         Shared          107,030            0.2
            Richard A. Lumpkin         Trust Agreement dated
            (power to direct vote      February 6, 1970
            and investments)
            The Lumpkin             N/A                                      Sole           204,049            0.3
            Foundation

            Richard A. Lumpkin      N/A                                      Sole            11,250<F1>        0.0

            Steven L. Grissom       N/A                                      Sole             6,250<F2>        0.0

     <F1> Consists of 10,000 shares underlying option that will be exercisable on December 22, 1998 and 1,250 shares underlying presently exercisable option.

     <F2> Consists of 6,250 shares underlying presently exercisable options.

          The following shares of Common Stock are beneficially owned by the Other 1997 Principal Stockholders:

                                                                         Voting and       Number of        Percent of
               Other Principal                                           Dispositive      Shares of        Outstanding
                Stockholders                      Trust                    Powers        Common Stock     Common Stock

            Clark E. McLeod and                    N/A                     Sole and        9,330,734          14.8
            Mary E. McLeod                                                  Shared

            IES Investments, Inc.                  N/A                       Sole         10,245,457          16.2

            MHC Investment                         N/A                       Sole          8,068,866          12.8
            Company

             In addition to the shares of Common Stock listed above that are held subject to the 1997 Stockholders' Agreement, the 1998 Stockholders' Agreement or both, the following shares, which were transferred after September 24, 1998 are not subject to the provisions of either of the Stockholders' Agreements:

          CUSIP No.   582266 10 2          13D/A                         Page 18

     <CAPTION
                                                                          Voting and       Number of       Percent of
                                                                         Dispositive       Shares of       Outstanding
              Reporting Person                    Trust                    Powers        Common Stock     Common Stock

            Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT        Sole           84,769             0.1
                                            dated October 27, 1998

            Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT         Sole           84,769             0.1
                                            dated October 27, 1998

            Joseph J. Keon III      Joseph J. Keon III 1998 CRUT             Sole           69,769             0.1
                                            dated October 27, 1998

            Katherine S. Keon       Katherine S. Keon 1998 CRUT dated        Sole           69,769             0.1
                                            October 27, 1998

            Margaret Lynley Keon    Margaret Lynley Keon 1998                Sole           84,769             0.1
                                            NIM-CRUT dated
                                            October 27, 1998

            Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse          Sole           84,769             0.1
                                            CRUT dated October 27,
                                            1998

            Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT        Sole           84,770             0.1
                                            dated October 27, 1998

            Liese A. Keon           Liese A. Keon 1998 CRUT dated            Sole           184,769            0.3
                                            October 27, 1998

            Barbara S. Federico     Barbara S. Federico 1998 Spouse          Sole           234,770            0.4
                                            CRUT dated October 27,
                                            1998

            Anne S. Whitten         Anne S. Whitten 1998 Spouse              Sole           184,770            0.3
                                            NIM-CRUT dated
                                            October 27, 1998

            John W. Sparks          John W. Sparks 1998 Spouse               Sole           75,000             0.1
                                            NIM-CRUT dated
                                            October 27, 1998

            John W. Sparks          John W. Sparks 1998 Spouse CRUT          Sole           159,769            0.3
                                            dated October 27, 1998

            Christina S. Duncan     Christina S. Duncan 1998 Spouse          Sole           234,769            0.4
                                            CRUT dated October 27,
                                            1998

          CUSIP No.   582266 10 2          13D/A                         Page 19


                 (b) The number of shares of Common Stock which Margaret L. Keon has:

             (i)   sole power to vote or direct the vote             508,061

             (ii)  shared power to vote or direct the vote                 0

             (iii) sole power to dispose or direct the disposition   508,061

             (iv)  shared power to dispose or direct the disposition       0

                       The number of shares of Common Stock which Pamela K. Vitale has:

             (i)   sole power to vote or direct the vote             100,828

             (ii)  shared power to vote or direct the vote            32,114

             (iii) sole power to dispose or direct the disposition   100,828

             (iv)  shared power to dispose or direct the disposition  32,114

                       The number of shares of Common Stock which Joseph J. Keon, III has:

             (i)   sole power to vote or direct the vote              69,769

             (ii)  shared power to vote or direct the vote            32,114

             (iii) sole power to dispose or direct the disposition    69,769

             (iv)  shared power to dispose or direct the disposition  32,114

                       The number of shares of Common Stock which Liese A. Keon has:

             (i)   sole power to vote or direct the vote             200,827

             (ii)  shared power to vote or direct the vote                 0

             (iii) sole power to dispose or direct the disposition   200,827

             (iv)  shared power to dispose or direct the disposition       0

                       The number of shares of Common Stock which Susan T. DeWyngaert has:

             (i)   sole power to vote or direct the vote             100,827

             (ii)  shared power to vote or direct the vote                 0

             (iii) sole power to dispose or direct the disposition   100,827

             (iv)  shared power to dispose or direct the disposition       0

                       The number of shares of Common Stock which Margaret Lynley Keon has:

             (i)   sole power to vote or direct the vote             100,827

        CUSIP No.   582266 10 2          13D/A                         Page 20


             (ii)  shared power to vote or direct the vote                  0

             (iii) sole power to dispose or direct the disposition    100,827

             (iv)  shared power to dispose or direct the disposition        0

                  (c) The Reporting Persons and other Former CCI Share-holders acquired an aggregate of 8,488,596 shares of Common Stock as set forth in the table in Item 5(a) above on September 24, 1997, pursuant to the Merger Agreement. Effective December 31, 1997, an aggregate of 282,440 shares of the Common Stock were distributed upon termination of three 1993 Grantor Retained Annuity Trusts to certain Former CCI Shareholders as follows:

                Distributing Trust                       Number of                           Distributee
                                                           Shares

            Richard Anthony Lumpkin 1993 Grantor            48,328      Benjamin I. Lumpkin Holdback Trust under the Richard
            Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust

            Richard Anthony Lumpkin 1993 Grantor            48,328      Elizabeth A. Lumpkin Holdback Trust under the Richard
            Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust
            Mary Lee Sparks 1993 Grantor Retained           22,359      Anne R. Whitten
            Annuity Trust

            Mary Lee Sparks 1993 Grantor Retained           22,360      Barbara L. Federico
            Annuity Trust

            Mary Lee Sparks 1993 Grantor Retained           22,359      Christina L. Duncan
            Annuity Trust

            Mary Lee Sparks 1993 Grantor Retained           22,360      John W. Sparks
            Annuity Trust

            Margaret L. Keon 1993 Grantor Retained          16,057      Joseph J. Keon, III Holdback Trust under the
            Annuity Trust                                               Margaret L. Keon 1993 Grantor Retained Annuity Trust

            Margaret L. Keon 1993 Grantor Retained          16,057      Katherine S. Keon Holdback Trust under the Margaret L.
            Annuity Trust                                               Keon 1993 Grantor Retained Annuity Trust

            Margaret L. Keon 1993 Grantor Retained          16,058      Pamela K. Vitale
            Annuity Trust

            Margaret L. Keon 1993 Grantor Retained          16,058      Liese A. Keon
            Annuity Trust
            Margaret L. Keon 1993 Grantor Retained          16,058      Susan T. DeWyngaert
            Annuity Trust

            Margaret L. Keon 1993 Grantor Retained          16,058      Margaret Lynley Keon
            Annuity Trust

        CUSIP No.   582266 10 2          13D/A                         Page 21


                  On July 23, 1998, 311,127 shares of Common Stock were distributed, from the trust created under the Trust Agreement dated May 13, 1978 f/b/o Richard Anthony Lumpkin, to Gail Gawthrop Lumpkin, a beneficiary of that Trust.

                  On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that Trust.

                  On October 27, 1998, an aggregate of 1,820,000 shares of Common Stock were distributed by various trusts created under the Mary Green Gallo Trust Agreement dated December 29, 1989, to individual beneficiaries of the respective trust. Concurrently, also on October 27, 1998, each of such beneficiaries contributed the shares received to one or more newly created charitable remainder unitrusts as follows:


                                                        Number of                                 Trust Receiving
                        Distributing Trust                Shares         Beneficiary               Contribution

            Trust named for Benjamin Iverson Lumpkin      100,000    Benjamin I. Lumpkin   Benjamin I. Lumpkin 1998 NIM-CRUT
            created under the Mary Green Gallo Trust                                       dated October 27, 1998
            Agreement dated December 29, 1989

            Trust named for Elizabeth Arabella            100,000    Elizabeth L. Celio    Elizabeth L. Celio 1998 NIM-CRUT
            Lumpkin created under the Mary Green                                           dated October 27, 1998
            Gallo Trust Agreement dated December 29,
            1989

            Trust named for Joseph John Keon III          85,000     Joseph J. Keon III    Joseph J. Keon III 1998 CRUT dated
            created under the Mary Green Gallo Trust                                       October 27, 1998
            Agreement dated December 29, 1989

            Trust named for Katherine Stoddert Keon       85,000     Katherine S. Keon     Katherine S. Keon 1998 CRUT dated
            created under the Mary Green Gallo Trust                                       October 27, 1998
            Agreement dated December 29, 1989

            Trust named for Margaret Lynley Keon          100,000    Margaret Lynley       Margaret Lynley Keon 1998 NIM-CRUT
            created under the Mary Green Gallo Trust                 Keon                  dated October 27, 1998
            Agreement dated December 29, 1989

            Trust named for Susan Tamara Keon created     100,000    Susan K. DeWyngaert   Susan K. DeWyngaert 1998 Spouse CRUT
            under the Mary Green Gallo Trust                                               dated October 27, 1998
            Agreement dated December 29, 1989
            Trust named for Pamela Keon Vitale            100,000    Pamela K. Vitale      Pamela K. Vitale 1998 Spouse CRUT
            created under the Mary Green Gallo Trust                                       dated October 27, 1998
            Agreement dated December 29, 1989

          CUSIP No.   582266 10 2          13D/A                         Page 22


                                                         Number of                                Trust Receiving
                        Distributing Trust                Shares         Beneficiary               Contribution

            Trust named for Lisa Anne Keon created        200,000    Liese A. Keon         Liese A. Keon 1998 CRUT dated
            under the Mary Green Gallo Trust                                               October 27, 1998
            Agreement dated December 29, 1989

            Trust named for Barbara Lee Sparks            250,000    Barbara S. Federico   Barbara S. Federico 1998 Spouse CRUT
            created under the Mary Green Gallo Trust                                       dated October 27, 1998
            Agreement dated December 29, 1989
            Trust named for Anne Romayne Sparks           200,000    Anne S. Whitten       Anne S. Whitten 1998 Spouse NIM-CRUT
            created under the Mary Green Gallo Trust                                       dated October 27, 1998
            Agreement dated December 29, 1989

            Trust named for John Woodruff Sparks          75,000     John W. Sparks        John W. Sparks 1998 Spouse NIM-CRUT
            created under the Mary Green Gallo Trust                                       dated October 27, 1998
            Agreement dated December 29, 1989

            Trust named for John Woodruff Sparks          175,000    John W. Sparks        John W. Sparks 1998 Spouse CRUT
            created under the Mary Green Gallo Trust                                       dated October 27, 1998
            Agreement dated December 29, 1989

            Trust named for Christina Louise Sparks       250,000    Christina S. Duncan   Christina S. Duncan 1998 Spouse CRUT
            created under the Mary Green Gallo Trust                                       dated October 27, 1998
            Agreement dated December 29, 1989


               On November 5, 1998, the newly created charitable remainder unitrusts described above, together with the Foundation, sold an aggregate of 100,000 shares of Common Stock in market transactions pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"). On November 6, 1998, the newly created charitable remainder unitrusts described above, together with the Foundation, sold an aggregate of 98,000 shares of Common Stock in market transactions pursuant to Rule 144. These transactions are further described below:

                                                                                           Number of
                                                                           Date of         Shares of        Price per
              Reporting Person                    Trust                  Transaction     Common Stock         Share

            Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/05/98          4,615            35.75
                                            dated October 27, 1998

            Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/05/98          3,077            35.50
                                            dated October 27, 1998

            Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98          3,846            35.00
                                            dated October 27, 1998

            Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98          1,923            35.25
                                            dated October 27, 1998

          CUSIP No.   582266 10 2          13D/A                         Page 23


                                                                                           Number of
                                                                           Date of         Shares of        Price per
              Reporting Person                    Trust                  Transaction     Common Stock         Share

            Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98          1,539            35.50
                                            dated October 27, 1998

            Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT      11/06/98           231             36.50
                                            dated October 27, 1998

            Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/05/98         4,615             35.75
                                            dated October 27, 1998

            Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/05/98         3,077             35.50
                                            dated October 27, 1998

            Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98          3,847            35.00
                                            dated October 27, 1998

            Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98          1,923            35.25
                                            dated October 27, 1998

            Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98          1,538            35.50
                                            dated October 27, 1998

            Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT       11/06/98           231             36.50
                                            dated October 27, 1998

            Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/05/98          4,615            35.75
                                            dated October 27, 1998

            Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/05/98          3,077            35.50
                                            dated October 27, 1998

            Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98          3,846            35.00
                                            dated October 27, 1998

            Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98          1,924            35.25
                                            dated October 27, 1998

            Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98          1,538            35.50
                                            dated October 27, 1998

            Joseph J. Keon III      Joseph J. Keon III 1998 CRUT           11/06/98           231             36.50
                                            dated October 27, 1998

            Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/05/98          4,615            35.75
                                            October 27, 1998

            Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/05/98          3,077            35.50
                                            October 27, 1998

          CUSIP No.   582266 10 2          13D/A                         Page 24


                                                                                           Number of
                                                                           Date of         Shares of        Price per
              Reporting Person                    Trust                  Transaction     Common Stock         Share

            Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98          3,846            35.00
                                            October 27, 1998

            Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98          1,923            35.25
                                            October 27, 1998

            Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98          1,539            35.50
                                            October 27, 1998

            Katherine S. Keon       Katherine S. Keon 1998 CRUT dated      11/06/98           231             36.50
                                            October 27, 1998

            Margaret Lynley Keon    Margaret Lynley Keon 1998              11/05/98          4,616            35.75
                                            NIM-CRUT dated
                                            October 27, 1998

            Margaret Lynley Keon    Margaret Lynley Keon 1998              11/05/98          3,077            35.50
                                            NIM-CRUT dated
                                            October 27, 1998

            Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98          3,846            35.00
                                            NIM-CRUT dated
                                            October 27, 1998

            Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98          1,923            35.25
                                            NIM-CRUT dated
                                            October 27, 1998

            Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98          1,538            35.50
                                            NIM-CRUT dated
                                            October 27, 1998

            Margaret Lynley Keon    Margaret Lynley Keon 1998              11/06/98           231             36.50
                                            NIM-CRUT dated
                                            October 27, 1998

            Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/05/98          4,616            35.75
                                            CRUT dated October 27,
                                            1998

            Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/05/98          3,077            35.50
                                            CRUT dated October 27,
                                            1998

            Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98          3,846            35.00
                                            CRUT dated October 27,
                                            1998

          CUSIP No.   582266 10 2          13D/A                         Page 25


                                                                                           Number of
                                                                           Date of         Shares of        Price per
              Reporting Person                    Trust                  Transaction     Common Stock         Share

            Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98          1,923            35.25
                                            CRUT dated October 27,
                                            1998

            Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98          1,538            35.50
                                            CRUT dated October 27,
                                            1998

            Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse        11/06/98           231             36.50
                                            CRUT dated October 27,
                                            1998

            Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/05/98          4,615            35.75
                                            dated October 27, 1998

            Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/05/98          3,077            35.50
                                            dated October 27, 1998

            Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98          3,846            35.00
                                            dated October 27, 1998

            Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98          1,923            35.25
                                            dated October 27, 1998

            Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98          1,538            35.50
                                            dated October 27, 1998

            Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT      11/06/98           231             36.50
                                            dated October 27, 1998

            Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/05/98          4,616            35.75
                                            October 27, 1998

            Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/05/98          3,077            35.50
                                            October 27, 1998

            Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98          3,846            35.00
                                            October 27, 1998

            Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98          1,923            35.25
                                            October 27, 1998

            Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98          1,538            35.50
                                            October 27, 1998

            Liese A. Keon           Liese A. Keon 1998 CRUT dated          11/06/98           231             36.50
                                            October 27, 1998

          CUSIP No.   582266 10 2          13D/A                         Page 26


                                                                                           Number of
                                                                           Date of         Shares of        Price per
              Reporting Person                    Trust                  Transaction     Common Stock         Share

            Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/05/98          4,615            35.75
                                            CRUT dated October 27,
                                            1998

            Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/05/98          3,077            35.50
                                            CRUT dated October 27,
                                            1998

            Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98          3,846            35.00
                                            CRUT dated October 27,
                                            1998

            Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98          1,923            35.25
                                            CRUT dated October 27,
                                            1998

            Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98          1,538            35.50
                                            CRUT dated October 27,
                                            1998

            Barbara S. Federico     Barbara S. Federico 1998 Spouse        11/06/98           231             36.50
                                            CRUT dated October 27,
                                            1998

            Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/05/98          4,615            35.75
                                            NIM-CRUT dated
                                            October 27, 1998

            Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/05/98          3,077            35.50
                                            NIM-CRUT dated
                                            October 27, 1998

            Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98          3,846            35.00
                                            NIM-CRUT dated
                                            October 27, 1998

            Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98          1,923            35.25
                                            NIM-CRUT dated
                                            October 27, 1998

            Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98          1,539            35.50
                                            NIM-CRUT dated
                                            October 27, 1998

            Anne S. Whitten         Anne S. Whitten 1998 Spouse            11/06/98           230             36.50
                                            NIM-CRUT dated
                                            October 27, 1998

          CUSIP No.   582266 10 2          13D/A                         Page 27


                                                                                           Number of
                                                                           Date of         Shares of        Price per
              Reporting Person                    Trust                  Transaction     Common Stock         Share

            John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/05/98          4,615            35.75
                                            dated October 27, 1998

            John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/05/98          3,077            35.50
                                            dated October 27, 1998

           John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98          3,846            35.00
                                            dated October 27, 1998

            John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98          1,923            35.25
                                            dated October 27, 1998

            John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98          1,539            35.50
                                            dated October 27, 1998

            John W. Sparks          John W. Sparks 1998 Spouse CRUT        11/06/98           231             36.50
                                            dated October 27, 1998

            Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/05/98          4,616            35.75
                                            CRUT dated October 27,
                                            1998

            Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/05/98          3,076            35.50
                                            CRUT dated October 27,
                                            1998

            Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98          3,847            35.00
                                            CRUT dated October 27,
                                            1998

            Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98          1,923            35.25
                                            CRUT dated October 27,
                                            1998

            Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98          1,539            35.50
                                            CRUT dated October 27,
                                            1998

            Christina S. Duncan     Christina S. Duncan 1998 Spouse        11/06/98           230             36.50
                                            CRUT dated October 27,
                                            1998

            The Lumpkin             N/A                                    11/05/98          4,616            35.75
            Foundation

            The Lumpkin             N/A                                    11/05/98          3,077            35.50

            Foundation
            The Lumpkin             N/A                                    11/06/98          3,846            35.00
            Foundation

          CUSIP No.   582266 10 2          13D/A                         Page 28


            The Lumpkin             N/A                                    11/06/98          1,923            35.25
            Foundation

            The Lumpkin             N/A                                    11/06/98          1,539            35.50
            Foundation

            The Lumpkin             N/A                                    11/06/98           230             36.50
            Foundation


               Except for these transactions, none of the Reporting Persons or to their knowledge any of the other Former CCI Shareholders has effected any transaction in the Common Stock during the past 60 days. The Reporting Persons have no information as to whether any of the other 1997 Principal Stockholders has effected any other transactions in the Common Stock during the past 60 days.

                  (d)  Not applicable.

                  (e)  Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The 1997 Principal Stockholders (including the Reporting Persons) and the Company have, with respect to the respective shares of capital stock of the Company owned by each such 1997 Principal Stockholder (exclusive of shares transferred to such stockholder after September 24, 1998), entered into the 1997 Stockholders' Agreement, effective September 24, 1997. Pursuant to the 1997 Stockholders' Agreement, each of the distributees of shares from a 1993 Grantor Retained Annuity Trust (as described in Item 5(c) above) and Gail Gawthrop Lumpkin have agreed, as a condition to the transfer of the shares, to be bound by the terms of the 1997 Stockholders' Agreement. The 1997 Stockholders' Agreement provides that each 1997 Principal Stockholder, for so long as such 1997 Principal Stockholder owns at least 10% (treating Richard A. Lumpkin and the other Former CCI Shareholders as a single 1997 Principal Stockholder for this purpose) of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such 1997 Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at up to eleven directors;
        (ii) cause to be elected to the Board of Directors of the Company one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Company); (iv) cause Richard A. Lumpkin to be elected to the Board of Directors of the Company (for so long as Mr. Lumpkin and the other Former CCI Shareholders collectively

        CUSIP No.   582266 10 2          13D/A                         Page 29


        own at least 10% of the outstanding capital stock of the Company); (v) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and
        (vi) cause to be elected to the Board of Directors of the Company four non-employee directors nominated by the Board of Directors of the Company.

                  The 1997 Stockholders' Agreement also provides that, for a period which ended September 24, 1998, subject to certain exceptions, the 1997 Principal Stockholders (including the Reporting Persons) would not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company.

                  The foregoing description of the 1997 Stockholders' Agreement is qualified in its entirety by reference to the 1997 Stockholders' Agreement which was filed as an exhibit to the original filing of this Schedule and is incorporated herein by reference.

                  The 1998 Principal Stockholders and the Company have, with respect to the respective shares of capital stock of the Company owned by each such 1998 Principal Stockholder, entered into the 1998 Stockholders' Agreement, effective November 18, 1998.

                  The 1998 Stockholders' Agreement provides that until December 31, 2001 (the "Expiration Date"), the 1998 Principal Stockholders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, ("Transfer"), any equity securities of the Company, or any other securities convertible into or exercisable for such equity securities, beneficially owned by such 1998 Principal Stockholder without receiving the prior written consent of the Board of Directors of the Company, except for certain permitted transfers as provided under the 1998 Stockholders' Agreement. The 1998 Stockholders' Agreement further provides that the Board of Directors shall determine on a quarterly basis commencing with the quarter ending December 31, 1998 and ending on the Expiration Date, the aggregate number, if any, of shares of Common Stock (not to exceed in the aggregate 150,000 shares per quarter) that the 1998 Principal Stockholders may Transfer during certain designated trading periods following the release of the Company's quarterly or annual financial results.

                  The 1998 Stockholders' Agreement provides that to the extent the Board of Directors grants registration rights to a Principal Stockholder in connection with a Transfer of securities of the Company by such Principal Stockholder, it will grant similar registration rights to the other parties as set forth in the 1998 Stockholders' Agreement. In addition, the 1998 Stockholders' Agreement provides that the Board of Directors shall determine on an annual basis commencing with the year ending December 31, 1999 and ending on the

        CUSIP No.   582266 10 2          13D/A                         Page 30


        Expiration Date (each such year, an "Annual Period"), the aggregate number, if any, of shares of Common Stock (not to exceed in the aggregate on an annual basis a number of shares equal to 15% of the total number of shares of Common Stock beneficially owned by the 1998 Principal Stockholders as of December 31, 1998) (the "Registrable Amount"), to be registered by the Company under the Securities Act, for Transfer by the 1998 Principal Stockholders. The 1998 Stockholders' Agreement also provides that in any underwritten primary offering (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms thereto or other form which would not permit the inclusion of shares of Common Stock of the 1998 Principal Stockholders), the Company will give written notice of such offering to the 1998 Principal Stockholders and will undertake to register the shares of Common Stock of such parties up to the Registrable Amount, if any, as determined by the Board. The 1998 Stockholders' Agreement provides that the Company may subsequently determine not to register any shares of the 1998 Principal Stockholders under the Securities Act and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed.

                  The 1998 Stockholders' Agreement terminates on the Expiration Date. In addition, if during any Annual Period the Company has not provided a 1998 Principal Stockholder a reasonable opportunity to Transfer pursuant to the registration of securities under the Securities Act or pursuant to certain other provisions of the 1998 Stockholders' Agreement on the terms therein specified an aggregate number of shares of Common Stock equal to not less than 15% of the total number of shares of Common Stock beneficially owned by such 1998 Principal Stockholder as of December 31, 1998, then such 1998 Principal Stockholder may terminate the 1998 Stockholders' Agreement as applied to such 1998 Principal Stockholder within 10 business days following the end of any such Annual Period.

                  The 1998 Stockholders' Agreement also contains provisions relating to the designation and election of directors to the Company's Board of Directors which provisions take effect on the terms and under the circumstances specified therein.

                  The foregoing description of the 1998 Stockholders' Agreement is qualified in its entirety by reference to the 1998 Stockholders' Agreement which was filed as an exhibit to the Company's Current Report on Form 8-K, filed on November 19, 1998, and is incorporated herein by reference.

                  On May 20, 1998, Steven L. Grissom entered into a contract with CIBC Oppenheimer Corp. for the sale of an option to purchase 500 shares of Common Stock, exercisable on January 15, 1999.

                  Steven L. Grissom participates in the Company's Employee Stock Purchase Plan and anticipates the right to acquire in January 1999 $22,500 in value of Common Stock at a purchase price per share to be determined pursuant to such plan.

        CUSIP No.   582266 10 2          13D/A                         Page 31


        Item 7.   Materials to be Filed as Exhibits.

                  1. Stockholders' Agreement dated as of June 14, 1997, among the Company, Former CCI Shareholders (including the Reporting Persons), IES, Midwest Capital Group, Inc., MHC, Clark E. McLeod and Mary E. McLeod, together with Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997. (Incorporated by reference to the Exhibit of the same number to the original Schedule 13D, filed October 6, 1997.)

                  2. Stockholders' Agreement, dated as of November 18, 1998, among the Company, IES, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto. (Incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed on November 19, 1998.)

                  3.   Joint Filing Agreement set forth below.


                                JOINT FILING AGREEMENT


                  By signing this Schedule 13D/A below, each of the Reporting Persons agrees pursuant to Rule 13d-1(f) that this Amendment to
        Schedule 13D is filed on behalf of each Reporting Person.

        CUSIP No.   582266 10 2          13D/A                         Page 32


                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date:     November 20, 1998



                                      Margaret L. Keon



                                      Pamela K. Vitale



                                      Joseph J. Keon, III



                                      Liese A. Keon



                                      Susan T. DeWyngaert



                                      Margaret Lynley Keon

        CUSIP No.   582266 10 2          13D/A                         Page 33


                                      SCHEDULE A

             The following information sets forth the name, business or residence address and present principal occupation of the Former CCI Shareholders (including the Reporting Persons) and includes each of the directors and executive officers of The Lumpkin Foundation (the "Foundation"). Except as set forth in Item 5 of this Schedule 13D/A, none of the directors or executive officers of the Foundation is the beneficial owner of any Common Stock of the Company.



                  Name                             Occupation                            Address

            Susan T. DeWyngaert                 Physician                           335 South 7th Street
                                                                                    Philadelphia, Pennsylvania 19106

            Christina L. Duncan                 Homemaker; (Director of the         194 North Bald Hill Road
            (aka Christina Sparks Duncan)       Foundation)                         New Canaan, Connecticut 06840
            Barbara L. Federico                 Homemaker                           4840 Ashville Bay Road
            (aka Barbara Sparks Federico)                                           Ashville, New York 14710

            Steven L. Grisson                   Treasurer of Illinois               121 South 17th Street
                                                Consolidated Telephone Company      Mattoon, Illinois 61938

            David R. Hodgman                    Attorney                            Schiff Hardin & Waite
                                                                                    7300 Sears Tower
                                                                                    Chicago, Illinois 60606

            Joseph J. Keon III                  Owner of Parissound                 c/o Keon Associates
                                                Communications, Author/             16 Miller Avenue, Suite 203
                                                Filmmaker                           Mill Valley, California  94941

            Liese A. Keon                       Management Consultant               2868 South Lakeridge Trail
                                                                                    Boulder, Colorado 80302

            Margaret L. Keon                    Owner of Keon Associates, Career    c/o Keon Associates
                                                Consultant; (Director and Vice      16 Miller Avenue, Suite 203
                                                President of the Foundation)        Mill Valley, California  94941

            Margaret Lynley Keon                Investment Banker                   56 Bourne St.
                                                                                    London, England SW1W8JD

            Benjamin I. Lumpkin                 Graduate Student                    1316 West Howard St., #1
                                                                                    Chicago, Illinois  60626

            Elizabeth L. Celio (aka             Graduate Student; (Director of      815 Columbian
            Elizabeth A. Lumpkin)               the Foundation)                     Oak Park, Illinois 60302

          CUSIP No.   582266 10 2          13D/A                         Page 34


                  Name                             Occupation                            Address

            Richard A. Lumpkin                  Chief Executive Officer of          Illinois Consolidated
                                                Illinois Consolidated Telephone        Telephone Company
                                                Company; Vice Chairman of           121 South 17th Street
                                                McLeodUSA Incorporated (Director    Mattoon, Illinois  61938
                                                and Treasurer of the Foundation)

            John W. Sparks                      Owner of Knave of All Trades,       229 Saavedra, S.W.
                                                Cabinet Maker/Construction          Albuquerque, New Mexico 87105
            Mary Lee Sparks                     Homemaker; (Director and            2438 Campbell Road, N.W.
                                                President of the Foundation)        Albuquerque, New Mexico 87104

            Pamela Keon Vitale                  Keon Associates, Career             c/o Keon Associates
                                                Consultant; (Director of the        16 Miller Avenue, Suite 203
                                                Foundation)                         Mill Valley, California  94941

            Anne R. Whitten                     Homemaker                           38 Goodhue Road
            (aka Anne Sparks Whitten)                                               Windham, New Hampshire 03087
